June 24, 2020

Mr. Larry Spirgel
Office Chief
Office of Technology
Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	Audition Showdown, Inc. Amendment No. 1 to Offering Statement on Form 1-A Filed May 12, 2020 File No. 024-11213

Dear Mr. Spirgel:

We acknowledge receipt of the comments in your letter dated June 23, 2020 regarding the Offering Statement of Audition Showdown, Inc. (the “Company”), which we have set out below, together with our responses.

Amendment No. 1 to Offering Statement on Form 1-A Plan of Distribution, page 22

1.	Please add disclosure explaining how you will process subscriptions made by credit card. For example, disclose who will process credit card subscriptions, the amount of processing fees or other charges associated with credit card subscriptions, and whether the company or investors will pay such fees.

The Company has added disclosure in the “Plan of Distribution” section explaining how credit card subscriptions will be processed. The Company now discloses that credit card subscriptions will be processed via a third-party software provider, Novation Solutions Inc. o/a DealMaker, and discloses the fees and charges payable to DealMaker in connection with such subscriptions. In addition, the Company now discloses that it will pay such processing fees to DealMaker. The Company confirms that it has previously included estimated fees payable in connection with investments via credit card in the offering expenses detailed in the “Use of Proceeds” section.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Audition Showdown, Inc. If you have additional questions or comments, please contact me at jeanne@crowdchecklaw.com.

Sincerely,

/s/ Jeanne Campanelli

Jeanne Campanelli

Partner
CrowdCheck Law LLP

cc: John McMahon

Chief Executive Officer

Audition Showdown, Inc.